April 27, 2020

Lisa Larkin, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

One International Place, 40th Floor 100 Oliver Street

Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax www.dechert.com

NICHOLAS S. DI LORENZO

nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct

+1 617 426 6567 Fax

Re:    Prospectuses and Statements of Additional Information ("SAIs") contained in Post- Effective Amendment No. 76 to the Registration Statement of Russell Investment Funds (Filed on February 7, 2020)

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates, Thomas Jang and me in a telephonic discussion on March 23, 2020 regarding the Russell Investment Funds ("RIF" or the "Registrant") Registration Statement filed with the Securities and Exchange Commission (the "SEC" or "Commission") on February 7, 2020. Summaries of the comments, and the Registrant's responses thereto, are provided below.

Responses to Comments

Comments Applicable to the Prospectuses

1.Comment:           Please confirm that each Fund that takes short positions as a principal strategy has disclosure regarding such investment strategy in the "Principal Investment Strategies of the Fund" and "Principal Risks of Investing in the Fund" sections of the Fund's Prospectus.

Additionally, please confirm that the fund expenses associated with short sales are reflected in the Annual Fund Operating Expense tables, as applicable, in accordance with the requirements of Form N-1A.

Response:         The Registrant confirms that (i) the "Principal Investment Strat- egies of the Fund" section of each applicable Fund's Prospectus discloses that such Fund may engage in short sales and (ii) the "Principal Risks of Investing in the Fund" section of each applicable Fund's Prospectus includes "Short Sales Risk," which discusses the risks

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associated with short sales. Additional information on the risks related to short sales is disclosed in the "Risks" section of the Prospectus and the "Investment Policies" section of the Statement of Additional Information. For the avoidance of doubt, for each LifePoints® Funds Variable Target Portfolio Series ("VTPS") – a group of "fund of funds" which seeks to achieve their respective objectives by investing principally in a combination of several other RIF or Russell Investment Company ("RIC") Funds (the "Underlying Funds") – which invest in one or more Underlying Funds that engage in short sales, the "Principal Risks of Investing in the Fund" section of the VTPS Fund discloses "Short Sales Risk" as a risk to which the VTPS Fund is subject as a result of its exposure to the Underlying Funds.

The Registrant confirms that it has included dividend and interest expenses of short sales as a parenthetical to the "Other Expenses" caption where appropriate, in accordance with Instruction 3(c)(iii) to Item 3 of Form N-1A.

2.Comment:            For any Fund that includes "Index-Based Investing" as a risk in the

"Principal Risks of Investing in the Fund" section of the Fund's

Prospectus, please add an explanation of what constitutes index- based investing.

Response:           The Registrant has revised the "Index-Based Investing" risk in the "Principal Risks of Investing in the Fund" section of the Prospectus for each applicable Fund as indicated below:

Index-Based Investing. Index-based strategies (including index replication which seeks to purchase the securities in an index or a blend of indexes and optimized index sampling which seeks to purchase a sampling of securities using optimization and risk models), which may be used to actively manage the Fund's overall exposures, may cause the Fund's returns to be lower than if the Fund employed a fundamental investment approach to security selection with respect to that portion of its portfolio. Additionally, index- based strategies are subject to "tracking error" risk, which is the risk that the performance of the portion of the Fund's portfolio utilizing

April 27, 2020

an index-based strategy will differ from the performance of the index it seeks to track.

3.Comment:            For any Fund, such as the Strategic Bond Fund, that invests in distressed debt securities and below investment grade non-agency mortgage backed securities, please supplementally disclose the amount of each such Fund's exposure to these instruments.

Response:          No Fund is anticipated to have material exposure  to distressed  debt securities and below investment grade non-agency mortgage backed securities. Under normal market conditions, the Strategic Bond Fund invests: (i) no more than 1% of its assets in distressed debt securities; and (ii) no more than 10% of its assets in below investment grade non-agency mortgage backed securities.

4.Comment:            In accordance with Regulation S-X, Rule 3-18(c), for any filing under Rule 485(a) of the Securities Act of 1933 where the information in the financial highlights are dated 245 days or more prior to the expected filing effective date, please include unaudited financial information as of an interim date within 245 days of the 485(a) filing's expected effective date.

Response:            The Registrant acknowledges that Rule 3-18(c) of Regulation S-X requires that financial highlights included in any registration statement must be dated within 245 days of the registration statement's effective date. However, the Registrant respectfully disagrees that Rule 3-18(c) applies to the financial highlights information included in a Rule 485(a) filing.

The Registrant is not aware of a requirement under Rule 3-18(c) to include financial highlights in a Rule 485(a) filing. This interpretation is consistent with the approach taken by many other large fund complexes to omit in its entirety any financial highlights information from a Rule 485(a) filing. In this regard, although Rule 3-18(c) refers to "filings by registered management investment companies," the Registrant interprets this requirement in the context of a filing on Form N-1A as applying only to circumstances where financial highlights are included in a registration statement and the registrant intends that shareholders rely on such financial

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highlights. As a corollary, the Registrant does not interpret Rule 3- 18(c) as applying to a Rule 485(a) filing submitted solely for SEC Staff review. Under this view, the Registrant does not believe that the Registration Statement triggered Rule 3-18(c). To the contrary, the Registrant views the inclusion of the phrase "[To Be Updated By Amendment]" as indicating that the financial highlights included in a Rule 485(a) filing are not current and, as a result, are not to be relied upon.

The Registrant confirms that it will comply with Rule 3-18(c) consistent with the interpretation set forth above in future filings.

Comment Applicable to the SAIs

5.Comment:            The "Swap Agreements and Swaptions" risk in the SAI states:

For credit default swaps, liquid assets in the amount at least equal to the following will be segregated: (1) if a Fund or an Underlying Fund is the seller of a credit default swap with physical settlement, the notional amount of the contract minus any amounts owed to the Fund or Underlying Fund, (2) if a Fund or an Underlying Fund is the seller of a credit default swap with cash settlement, the notional amount of the contract minus the market value of the reference instrument and (3) if a Fund or an Underlying Fund is the purchaser of a credit default swap, any accrued but unpaid amounts owed by the Fund or Underlying Fund to the swap counterparty.

The Staff notes that prongs (1) and (2) appear to be inconsistent with the Staff's position that, if a fund writes credit default swaps ("CDS"), the fund must segregate liquid assets at least equal to the notional value of the swap without offset. Please either revise the Funds' policy for consistency with the Staff's position with respect to the requirements of Section 18(f) of the Investment Company Act of 1940 Act, as amended (the "1940 Act") or provide authority supporting the Funds' current position.

April 27, 2020

Response:        The Registrant believes that the Funds' asset coverage policies, including the policies stated with respect to written physical delivery and cash-settled CDS transactions, are reasonable and consistent with the principles underlying prior SEC and Staff guidance with respect to Section 18 of the 1940 Act.

The Registrant notes that, to its knowledge, there has been no guidance published by the SEC or the Staff setting forth a specific asset coverage approach for CDS. With respect to asset segregation practices more generally, the SEC acknowledged in its 2015 rule proposal and 2019 re-proposal with respect to the use of derivatives by mutual funds that industry asset segregation practices for certain types of derivatives have developed over time, often predicated on Staff no-action letters and other Staff guidance.1 However, the SEC has previously noted that, for certain derivative instruments, the SEC and Staff have not provided any guidance with respect to appropriate asset coverage practices.2

In Investment Company Act Release No. 10666 ("Release 10666") and subsequent Staff no-action letters, the SEC stated that, in order for a fund to avoid senior security concerns under Section 18, the fund must segregate assets that, among other things, "assure the availability of adequate funds to meet the obligations arising from such activities."3 As a seller of protection in a CDS, depending on the terms of the contract, if the specified credit event occurs, a Fund would be required to pay its counterparty either: (i) the par or other agreed-upon value of a reference instrument (less any accrued but unpaid amounts owed to the Fund) in exchange for delivery of the reference instrument in the case of a physical delivery contract; or

See Use of Derivatives by Registered Investment Companies and Business Development Companies, SEC Release No. IC-31933 (Dec. 11, 2015) (together with the 2019 Derivatives Proposal, the "Derivatives Rule Proposals").

See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (the "Concept Release"). The Concept Release notes that "[c]ertain swaps, for example, that settle in cash on a net basis, appear to be treated by many funds as requiring segregation of an amount of assets equal to the fund's daily mark-to-market liability, if any." Id. In addition, the SEC specifically sought comment as to whether CDS, or some subset thereof, are generally covered based on the notional amount, mark-to-market value, or some other measure.

Investment Company Act Release No. 10666 (Apr. 18, 1979).

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(ii)a net settlement amount based on the difference between the notional amount of the contract and the market value of the reference instrument in the case of a cash-settled contract. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no credit event has occurred.

The phrase "minus any amounts owed to the Fund" refers to accrued but unpaid amounts owed to the Fund, which would be netted against and reduce the Fund's payment obligation under the applicable trading documents upon an occurrence of a specified credit event.

The Registrant confirms that the Funds' current policy as articulated in the SAI with respect to physical delivery CDS requires a Fund to segregate the full notional amount of the payment obligations under a CDS that must be paid upon the occurrence of a credit event. Accordingly, the Registrant believes its disclosure regarding asset segregation for physically-settled CDS is consistent with the 1940 Act and relevant SEC and Staff guidance.

With respect to cash-settled CDS, as noted above, the Registrant is not aware of specific guidance as to the appropriate amount to segregate for CDS beyond the statements in Release 10666 and the guidance on other types of instruments noted above. The Registrant further notes that the SEC has acknowledged in the Derivatives Rule Proposals that many mutual funds apply a mark-to-market segregation approach to a wide range of cash-settled instruments and some mutual funds use the marked-to-market segregation approach for all cash-settled derivatives. The Registrant recognizes that, while the Staff has "informally embraced a flexible approach for covering" certain derivative instruments, the Staff has more recently maintained through comments provided on fund registration statements that such an approach is not appropriate for certain other cash-settled instruments.4 The Registrant respectfully submits that it is not aware of any reason that, in light of principles underlying Section 18, the marked-to-market segregation approach

4                  ABA Report of Task Force on Investment Company Use of Derivatives and Leverage at 14 (2010).

April 27, 2020

is appropriate for some categories of cash-settled derivatives and not others. The Registrant believes that the disclosure related to cash-settled CDS is consistent with SEC and Staff guidance about Section 18 coverage in that it covers a Fund's actual payment obligation under a cash-settled CDS, as distinguished from segregation of the notional amount, which equates with a theoretical maximum payment amount and would represent a form of overcollateralization that would unduly restrict the Fund and its investment operations when transacting in cash-settled CDS. Accordingly, the Registrant believes its disclosure regarding asset segregation for cash-settled CDS is consistent with the 1940 Act and relevant SEC and Staff guidance.

Comment Applicable to Part C

6.Comment:      The RIC Multi-Asset  Growth Strategy  Fund and the  RIC Commodity Strategies Fund each gain exposure to commodity markets by investing in a Cayman Islands subsidiary (each a "RIC Subsidiary" and collectively, the "RIC Subsidiaries"). Please file the investment advisory agreement between each RIC Subsidiary and the investment adviser thereto as an exhibit in the Registrant's Part C.

Response:          The Registrant notes that the Multi-Asset Growth Strategy Fund and the Commodity Strategies Fund are each a series of a separate registrant. Accordingly, the Registrant does not believe that it is necessary or appropriate to file an investment advisory agreement with respect to the RIC Subsidiaries in the Registrant's Part C. Furthermore, the RIC Subsidiaries are not registered investment companies under the 1940 Act and are therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. For these reasons, Registrant respectfully declines to make the requested filings.

Sincerely,

/s/ Nicholas S. DiLorenzo Nicholas S. Di Lorenzo

Cc: John V. O'Hanlon, Esq.

      Mary Beth Albaneze, Esq.